Exhibit 99.1

Daqo New Energy Announces Unaudited Third Quarter 2019 Results

Shihezi, China—November 12, 2019—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the third quarter of 2019.

Third Quarter 2019 Financial and Operating Highlights

•	Polysilicon production volume of 9,437 MT in Q3 2019, compared to 7,151 MT in Q2 2019
•	Polysilicon sales volume of 9,238 MT in Q3 2019, compared to 7,130 MT in Q2 2019
•	Polysilicon average total production cost(1) of $6.97/kg in Q3 2019, compared to $8.12/kg in Q2 2019
•	Polysilicon average cash cost(1) of $5.85/kg in Q3 2019, compared to $6.65/kg in Q2 2019
•	Polysilicon average selling price (ASP) was $8.99/kg in Q3 2019, compared to $9.10/kg in Q2 2019
•	Revenue from continuing operations was $83.9 million in Q3 2019, compared to $66.0 million in Q2 2019
•	Gross profit from continuing operations was $18.1 million in Q3 2019, compared to $8.6 million in Q2 2019. Gross margin from continuing operations was 21.5% in Q3 2019, compared to 13.0% in Q2 2019
•	EBITDA (non-GAAP)(2) from continuing operations was $19.7 million in Q3 2019, compared to $10.2 million in Q2 2019. EBITDA margin (non-GAAP)(2) from continuing operations was 23.5% in Q3 2019, compared to 15.5% in Q2 2019
•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy shareholders was $9.5 million in Q3 2019, compared to $2.3 million in Q2 2019 and $4.3 million in Q3 2018.
•	Adjusted earnings per basic American Depository Share (ADS) (non-GAAP)(2) was $0.69 in Q3 2019, compared to $0.17 in Q2 2019, and $0.33 in Q3 2018.
•	Net income from continuing operations was $4.9 million in Q3 2019, compared to net loss from continuing operations of $2.7 million in Q2 2019 and net income from continuing operations of $4.2 million in Q3 2018.
•	Net income from discontinued operations was $0.1 million in Q3 2019, compared to net income from discontinued operations of $0.5 million in Q2 2019 and net loss from discontinued operations of $22.4 million in Q3 2018.
•	Net income attributable to Daqo New Energy shareholders was $5.0 million in Q3 2019, compared to net loss attributable to Daqo New Energy shareholders of $2.2 million in Q2 2019 and net loss attributable to Daqo New Energy shareholders of $18.3 million in Q3 2018.
•	Earnings per basic ADS was $0.37 in Q3 2019, compared to loss per basic ADS of $0.16 in Q2 2019, and loss per basic ADS of $1.39 in Q3 2018.

	Three months ended
US$ millions except as indicated otherwise	Sep 30, 2019	Jun 30, 2019	Sep 30, 2018
Revenues	83.9	66.0	67.4
Gross profit	18.1	8.6	12.8
Gross margin	21.5%	13.0%	19.1%
Income / (loss) from operations	8.8	(0.4)	4.0
Net income / (loss) from continuing operations	4.9	(2.7)	4.2
Income / (loss) from discontinued operations, net of tax	0.1	0.5	(22.4)
Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	9.5	2.3	4.3
Adjusted earnings per basic ADS (non-GAAP)(2) ($ per ADS)	0.69	0.17	0.33
Net income / (loss) attributable to Daqo New Energy Corp. shareholders	5.0	(2.2)	(18.3)
Earnings / (loss) per basic ADS ($ per ADS)	0.37	(0.16)	(1.39)
EBITDA (non-GAAP)(2) from continuing operations	19.7	10.2	14.8
EBITDA margin (non-GAAP) (2) from continuing operations	23.5%	15.5%	22.0%
Polysilicon sales volume (MT)	9,238	7,130	6,199
Polysilicon average total production cost ($/kg)(1)	6.97	8.12	8.94
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	5.85	6.65	7.12

Notes:

(1) Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense, divided by the production volume in the period indicated.

(2) Daqo New Energy provides EBITDA from continuing operations, EBITDA margin from continuing operations, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

Management Remarks

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, "We had an outstanding quarter in which we reached record-high production volume of 9,437 MT while achieving the lowest production cost in the Company’s history of $6.97/kg. Our results for the quarter reflect the full production capacity and cost structure that our original 35,000 MT facility is able to generate. In mid-September, we successfully completed the construction and installation of our new Phase 4A expansion project and now are currently working to ramp up production of its additional 35,000 MT of capacity. We expect Phase 4A to reach full production capacity by the end of 2019, approximately three months ahead of schedule. With Phase 4A’s additional capacity quickly coming online, we expect production volumes during the fourth quarter of 2019 to be approximately 14,000 to 15,000 MT. Our production costs would be further reduced to approximately $6.5/kg upon Phase 4A running at full capacity.”

“We continue to enhance mono-grade product quality and are optimizing our product portfolio towards it in order to maintain higher ASPs. We sold approximately 86% of our products to mono-wafer customers during the quarter. Once Phase 4A is fully ramped up, we expect mono-grade products to account for approximately 90% of our total production volumes. With our downstream mono-wafer customers expected to rapidly expand their capacities for next year, we believe this will lead to continued increase in mono-grade polysilicon demand, which should lead to improvement in the price of mono-grade polysilicon for next year."

“During the first three quarters of 2019, China installed approximately 16 GW of new solar PV projects, significantly below the market’s expectations. We believe the primary reason is the long-delayed announcement of a subsidy policy which has rippled downwards, forcing many project developers to postpone project completion dates and extend the time needed for planning, preparation, permit applications, and procurement. It is possible that many of the 22.8 GW of subsidized projects, which were originally expected to be installed in the fourth quarter of 2019, could be delayed to the first half of year 2020. Despite softening demand from China’s downstream market, demand from overseas markets remains robust and could possibly reach 85 GW this year, a significant increase from approximately 60GW in 2018. With the Chinese downstream market expected to rebound next year and overseas demand continuing to grow, we believe global solar PV demand could exceed 140GW in 2020, a significant acceleration when compared to 2019.”

“Solar energy is now one of the most competitive forms of energy generation, even when compared with traditional fossil fuel in many markets. When combined with efficient methods to store power, solar energy has the potential to become a sustaining baseload power. As the economics improve and governments pass more policies to tackle climate change, we believe we are at the cusp of major changes in the market which will create enormous opportunities for us over the next several years. We are confident in our ability to navigate this temporary downturn in the market and are ready to take advantage of the recovery next year when the market will continue advancing towards grid parity.”

“As one of the lowest-cost polysilicon producers with the highest standards for quality, we are among the very few polysilicon manufacturers who are able to generate a profit in the current challenging market environment. For the first three quarters of this year, our net cash provided by operating activities was approximately $100 million. Once Phase 4A is operating at full capacity, we expect to make further improvements in product quality and cost structure so as to enhance our leadership position in the industry.”

Outlook and guidance

The Company expects to produce approximately 14,000 to 15,000 MT of polysilicon during the fourth quarter of 2019 and sell approximately 12,500 to 13,500 MT of polysilicon to external customers during the fourth quarter of 2019.For the full year of 2019, the Company expects to produce approximately 39,300 to 40,300 MT of polysilicon, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Third Quarter 2019 Results

Revenues

Revenues were $83.9 million, compared to $66.0 million in the second quarter of 2019 and $67.4 million in the third quarter of 2018. The increase in revenues was primarily due to higher polysilicon sales volumes which were offset by slightly lower ASPs. In RMB-terms, the Company’s polysilicon ASPs during the third quarter of 2019 were slightly higher than during the second quarter in 2019. In USD-terms, the Company’s polysilicon ASPs fell as a result of the depreciation of the RMB against the USD.

Gross profit and margin

Gross profit was $18.1 million, compared to $8.6 million in the second quarter of 2019 and $12.8 million in the third quarter of 2018. Gross margin was 21.5%, compared to 13.0% in the second quarter of 2019 and 19.1% in the third quarter of 2018. The increase in gross margin was primarily due to lower production costs despite a slight decrease in ASPs.

Selling, general and administrative expenses

Selling, general and administrative expenses were $8.2 million, compared to $7.8 million in the second quarter of 2019 and $7.6 million in the third quarter of 2018. This quarter’s SG&A expenses include $4.0 million of non-cash share-based compensation costs related to the Company’s share incentive plan. The increase in SG&A was primarily due to an increase in shipping costs as a result of higher sales volume.

Research and development expenses

Research and development (R&D) expenses were $1.2 million, compared to $1.5 million in the second quarter of 2019 and $1.4 million in the third quarter of 2018. R&D activities during the quarter included efforts and initiatives to reduce carbon and metal content in the manufacturing system to improve polysilicon purity. Research and development expenses could vary from period to period and reflect R&D activities that took place during the quarter.

Income / (loss) from operations

As a result of the foregoing, income from operations was $8.8 million, compared to loss from operations of $0.4 million in the second quarter of 2019 and income from operations of $4.0 million in the third quarter of 2018.

Interest expense

Interest expense was $2.6 million, compared to $1.9 million in the second quarter of 2019 and $2.1 million in the third quarter of 2018.

EBITDA

EBITDA from continuing operations was $19.7 million, compared to $10.2 million in the second quarter of 2019 and $14.8 million in the third quarter of 2018. EBITDA margin was 23.5%, compared to 15.5% in the second quarter of 2019 and 22.0% in the third quarter of 2018.

Income from discontinued operations, net of tax

During the third quarter of 2018, the Company decided to discontinue its solar wafer manufacturing operations. Net income from discontinued operations was $0.1 million in the third quarter of 2019, compared to $0.5 million in the second quarter of 2019 and net loss from discontinued operations of $22.4 million in the third quarter of 2018. Net income from discontinued operations during the second and third quarter in 2019 resulted from the disposal of fixed assets which were impaired in 2018 and previous years.

Net income / (loss) attributable to Daqo New Energy Corp. shareholders and earnings / (loss) per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $5.0 million in the third quarter of 2019, compared to net loss attributable to Daqo New Energy Corp. shareholders of $2.2 million in the second quarter of 2019 and $18.3 million in the third quarter of 2018.

Earnings per basic ADS of $0.37, compared to loss per basic ADS of $0.16 in the second quarter of 2019, and $1.39 in the third quarter of 2018.

Financial Condition

As of September 30, 2019, the Company had $68.2 million in cash, cash equivalents and restricted cash, compared to $79.6 million as of June 30, 2019 and $113.2 million as of September 30, 2018. As of September 30, 2019, the accounts receivable balance was $0.1 million, compared to $0.1 million as of June 30, 2019 and $1 thousand as of September 30, 2018. As of September 30, 2019, the notes receivable balance was $4.3 million, compared to $9.4 million as of June 30, 2019 and $22.5 million as of September 30, 2018. As of September 30, 2019, total borrowings were $248.8 million, of which $163.5 million were long-term borrowings, compared to total borrowings of $243.2 million, including $151.5 million long-term borrowings, as of June 30, 2019 and total borrowings of $165.3 million, including $119.4 million long-term borrowings, as of September 30, 2018.

Cash Flows

For the nine months ended September 30, 2019, net cash provided by operating activities was $101.6 million, compared to $63.6 million in the same period of 2018.

For the nine months ended September 30, 2019, net cash used in investing activities was $202.3 million, compared to $99.9 million in the same period of 2018. The net cash used in investing activities in 2019 and 2018 was primarily related to the capital expenditures on Xinjiang Phase 3B and 4A polysilicon projects.

For the nine months ended September 30, 2019, net cash provided by financing activities was $76.6 million, compared to net cash used in financing activities of $84.3 million in the same period of 2018.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, and the Company had removed this adjustment from the non-GAAP reconciling item since the fourth quarter of 2018, because as of the end of the third quarter of 2018, all of the polysilicon machinery and equipment had been either relocated to Xinjiang, disposed, or planned to be disposed of in due course. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS also exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on November 12, 2019. (9:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the live conference call are as follows:

Participant dial in (toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

China Beijing local toll: +86-105-357-3132

Hong Kong toll free: 800-905945

Hong Kong-local toll: +852-301-84992

You can also listen to the conference call via Webcast through the URL:

https://services.choruscall.com/links/dq191112.html

A replay of the call will be available 1 hour after the end of the conference through November 19, 2019.

The conference call replay numbers are as follows:

US Toll Free: +1-877-344-7529

International Toll: +1-412-317-0088

Canada Toll Free: 855-669-9568

Replay access code: 10136595

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html
Participants will be required to state their name and company upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has a nameplate annual polysilicon production capacity of 70,000 metric tons.

For more information, please visit http://ir.xjdqsolar.com/

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter and the full year of 2019 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Nine months ended
	Sep 30, 2019	Jun 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018
Revenues	$83,909	$65,959	$67,390	$231,072	$225,997
Cost of revenues	(65,834)	(57,390)	(54,543)	(186,087)	(144,821)
Gross profit	18,075	8,569	12,847	44,985	81,176
Operating expenses
Selling, general and administrative expenses	(8,178)	(7,806)	(7,567)	(23,920)	(18,837)
Research and development expenses	(1,228)	(1,527)	(1,437)	(4,052)	(1,767)
Other operating income	145	365	138	579	650
Total operating expenses	(9,261)	(8,968)	(8,866)	(27,393)	(19,954)
Income / (loss) from operations	8,814	(399)	3,981	17,592	61,222
Interest expense	(2,551)	(1,889)	(2,126)	(6,461)	(8,872)
Interest income	193	258	276	775	795
Foreign exchange gain (loss)	-	(1)	1,937	(189)	1,938
Income / (loss) before income taxes	6,456	(2,031)	4,068	11,717	55,083
Income tax (expense) / benefit	(1,561)	(662)	87	(3,652)	(10,154)
Net income / (loss)from continuing operations	4,895	(2,693)	4,155	8,065	44,929
Net income / (loss) from discontinued operations, net of tax	88	504	(22,410)	1,370	(17,612)
Net income / (loss)	4,983	(2,189)	(18,255)	9,435	27,317
Net income attributable to non-controlling interest	-	-	41	-	575
Net income / (loss) attributable to Daqo New Energy Corp. shareholders	$4,983	$(2,189)	$(18,296)	$9,435	$26,742

Net income / (loss)	4,983	(2,189)	(18,255)	9,435	27,317
Other comprehensive (loss)/ income:
Foreign currency translation adjustments	(21,337)	(12,271)	(18,706)	(20,594)	(27,291)
Total other comprehensive loss	(21,337)	(12,271)	(18,706)	(20,594)	(27,291)
Comprehensive (loss)/income	(16,354)	(14,460)	(36,961)	(11,159)	26
Comprehensive income / (loss) attributable to non-controlling interest	-	-	(34)	-	432
Comprehensive loss attributable to Daqo New Energy Corp. shareholders	$(16,354)	$(14,460)	$(36,927)	$(11,159)	$(406)

Earnings / (loss) per ADS
- continuing operations	0.36	(0.20)	0.32	0.60	3.63
- discontinued operations	0.01	0.04	(1.71)	0.10	(1.44)
Basic	0.37	(0.16)	(1.39)	0.70	2.19
- continuing operations	0.34	(0.20)	0.31	0.59	3.45
- discontinued operations	0.01	0.04	(1.67)	0.10	(1.37)
Diluted	0.35	(0.16)	(1.36)	0.69	2.08
Weighted average ADS outstanding
Basic	13,634,401	13,492,010	13,122,403	13,496,614	12,208,626
Diluted	14,219,008	13,936,671	13,444,935	13,751,923	12,829,410

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Sep 30, 2019	Jun 30, 2019	Sep 30, 2018
ASSETS:
Current Assets:
Cash and cash equivalents	$26,985	$31,250	$110,322
Restricted cash	41,192	48,375	2,913
Short-term investment	-	-	14,561
Accounts receivable, net	129	86	1
Notes receivable	4,294	9,435	22,500
Prepaid expenses and other current assets	24,176	13,765	9,029
Advances to suppliers	7,823	8,688	2,225
Inventories	21,023	19,871	17,021
Amount due from related parties	3,492	4,572	4,560
Current assets associated with discontinued operation	414	1,133	9,641
Total current assets	129,528	137,175	192,773
Property, plant and equipment, net	883,084	763,388	536,131
Prepaid land use right	21,030	22,029	22,415
Deferred tax assets	790	823	676
Long-term equity investments	625	651	651
Operating lease right-of-use assets	211	158	-
Non-current asset associated with discontinued operation	6,804	55,175	62,454
TOTAL ASSETS	1,042,072	979,399	815,100

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	85,278	91,760	45,867
Accounts payable	20,070	11,106	9,580
Notes payable	62,287	73,135	5,237
Advances from customers - short term portion	21,218	25,654	16,380
Payables for purchases of property, plant and equipment	81,709	25,213	39,097
Accrued expenses and other current liabilities	12,071	9,340	8,356
Amount due to related parties	16,787	683	1,925
Income tax payable	3,437	1,975	3,821
Lease liabilities-short term portion	81	115	-
Current liabilities associated with discontinued operation	1,087	6,879	23,228
Total current liabilities	304,025	245,860	153,491
Long-term borrowings	163,519	151,475	119,399
Advance from customers – long-term portion	9,092	3,496	9,028
Amount due to related parties – long-term portion	15,387	16,022	-
Other long-term liabilities	20,876	21,213	21,642
Deferred tax liabilities	1,145	1,159	-
Lease liabilities – long-term portion	74	58	-
Non-current liabilities associated with discontinued operation	-	702	744
TOTAL LIABILITIES	514,118	439,985	304,304
EQUITY:
Ordinary shares	35	34	33
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	382,660	377,767	363,312
Retained earnings	180,834	175,851	160,017
Accumulated other comprehensive loss	(33,826)	(12,489)	(14,041)
Total Daqo New Energy Corp.’s shareholders’ equity	527,954	539,414	507,572
Non-controlling interest	-	-	3,224
Total equity	527,954	539,414	510,796
TOTAL LIABILITIES & EQUITY	1,042,072	979,399	815,100

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the nine months ended
	Sep 30, 2019	Sep 30, 2018
Operating Activities:
Net income	9,435	27,317
Less: Income / (loss) from discontinued operations, net of tax	1,370	(17,612)
Net income from continuing operations	8,065	44,929
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	13,436	9,510
Inventory write-down	247	-
Depreciation of property, plant and equipment	32,101	20,368
Depreciation of operating lease right-of-use assets	30	-

Changes in operating assets and liabilities:
Accounts receivable	1,049	699
Notes receivable	3,658	(2,973)
Prepaid expenses and other current assets	(14,427)	(3,417)
Advances to suppliers	(4,816)	(773)
Inventories	(6,665)	(4,000)
Prepaid land use rights	393	414
Operating lease right-of-use assets	(251)	-
Accounts payable	11,697	(9,201)
Notes payable	40,035	(11,286)
Accrued expenses and other current liabilities	3,023	(2,001)
Income tax payable	(1,888)	(9,159)
Advances from customers	14,059	10,445
Amount due to related parties	(15)	5,566
Deferred tax liabilities	5	-
Deferred government subsidies	(431)	(461)
Lease liabilities	162	-
Net cash provided by operating activities-continuing operations	99,467	48,660
Net cash provided by operation activities-discontinued operations	2,138	14,939
Net cash provided by operating activities	101,605	63,599

Investing activities:
Purchases of property, plant and equipment	(226,567)	(74,774)
Withdraw/ (Purchase) of short-term investment	21,869	(15,373)
Acquisition of Xinjiang Daqo Investment	631	-
Net cash used in investing activities-continuing operations	(204,067)	(90,147)
Net cash provided by/ (used in) investing activities-discontinued operations	1,791	(9,783)
Net cash used in investing activities	(202,276)	(99,930)

Financing activities:
Proceeds from related parties loans	20,522	35,358
Repayment of related parties loans	(20,522)	(35,358)
Proceeds from bank borrowings	146,614	27,979
Repayment of bank borrowings	(59,307)	(38,741)
Proceeds from exercise of options	138	685
Proceeds from follow-on offering	-	113,541
Issuance cost	-	(6,919)
Net cash provided by financing activities – continuing operations	87,445	96,545
Net cash used in financing activities – discontinued operations	(10,843)	(12,271)
Net cash provided by financing activities	76,602	84,274

Effect of exchange rate changes	(2,582)	(5,636)
Net (decrease)/ increase in cash, cash equivalents and restricted cash	(26,651)	42,307
Cash, cash equivalents and restricted cash at the beginning of the period	95,120	72,667
Cash, cash equivalents and restricted cash at the end of the period	68,469	114,974

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	Sep 30, 2019	Sep 30, 2018
Cash and cash equivalents	27,277	111,956
Restricted cash	41,192	3,018
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	68,469	114,974

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended			Nine months Ended
	Sep 30, 2019	Jun 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018
Net income / (loss) from continuing operation	4,895	(2,693)	4,155	8,065	44,929
Income tax expense	1,561	662	(87)	3,652	10,154
Interest expense	2,551	1,889	2,126	6,461	8,872
Interest income	(193)	(258)	(276)	(775)	(795)
Depreciation & Amortization	10,878	10,637	8,891	32,524	27,679
EBITDA from continuing operation (non-GAAP)	19,692	10,237	14,809	49,927	90,839
EBITDA margin from continuing operation (non-GAAP)	23.5%	15.5%	22.0%	21.6%	40.2%

	Three months Ended			Nine months Ended
	Sep 30, 2019	Jun 30, 2019	Sep 30, 2018	Sep 30, 2019	Sep 30, 2018
Net income / (loss) attributable to Daqo New Energy Corp. shareholders	4,983	(2,189)	(18,296)	9,435	26,742
Share-based compensation	4,476	4,486	4,267	13,436	9,510
Costs related to the Chongqing polysilicon operations	-	-	128	-	968
Impairment of long-lived assets	-	-	18,221	-	18,221
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	9,459	2,297	4,320	22,871	55,441
Adjusted earnings per basic ADS (non-GAAP)	0.69	0.17	0.33	1.69	4.54
Adjusted earnings per diluted ADS (non-GAAP)	0.67	0.16	0.32	1.66	4.32

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information about Daqo New Energy, please visit http://www.dqsolar.com